EXHIBIT 11.1

Coffee Holding Co., Inc.

Computation of Per Share Earnings

(Unaudited)

	2008	2007	2008	2007
Net Income (Loss)	$(1,861,913)	$648,592	$(2,044,178)	$338,888

BASIC EARNINGS:
Weighted average number of common shares outstanding	5,497,254	5,529,830	5,497,254	5,529,830

Basic earnings (loss) per common share	$(.34)	$.12	$(.37)	$.06

DILUTED EARNINGS:
Weighted average number of common shares outstanding	5,497,254	5,529,830	5,497,254	5,529,830
Warrants – common stock equivalents	0	70,000	0	0

Weighted average number of common shares outstanding – as adjusted	5,497,254	5,599,830	5,497,254	5,529,830

Diluted earnings (loss) per common share	$(.34)	$.12	$(.37)	$.06